Exhibit 99.1

Cheche Group Announces Strategic Partnership with

BAIC Group’s Insurance Provider

BEIJING, China – June 27, 2024 – Cheche Group Inc. (NASDAQ: CCG) (“Cheche” or the “Company”), China’s leading auto insurance technology platform, today announced that it has entered into a strategic partnership with Beijing Anpeng Insurance Broker Co., Ltd. (“Beijing Anpeng”), as Cheche continues to deepen its collaborations with new energy vehicle (“NEV”) manufacturers in China.

Beijing Anpeng is a subsidiary of Beijing Automotive Group Co., Ltd. (“BAIC Group”) and specifically handles the insurance business of BAIC Group’s car brands. BAIC Group is one of the largest auto manufacturers in China, producing and selling vehicles through its own brands as well as foreign-branded joint-ventures. These brands include ARCFOX, Beijing Automotive, Beijing Hyundai, Beijing Benz and Beijing Off-road, among others. The partnership names Cheche as the core partner of BAIC Group to provide digital insurance solutions for its various brands.

“Cheche’s new partnership with BAIC Group is particularly noteworthy given BAIC Group’s composition, which includes both NEV and traditional vehicles under its umbrella. The strength of our reputation in the NEV space has been rewarded with a blended customer base,” said Lei Zhang, Founder, CEO, and Chairman of Cheche. “In the future, the Company is going to attach great importance to insurance business opportunities with both traditional and NEV manufacturers.

“Cheche plans to further extend its reach by diversifying its opportunity set with opportunities such as contracts management services, insurance operation services, insurance products design, and others, in addition to system agreements.”

The BAIC Group opportunity is already off to a strong start with ARCFOX’s service system being launched as a direct-sales channel, the system for Beijing Automotive, expected to cover 200 dealerships by the end of the year, is in the process of being rolled out, and Beijing Hyundai’s planned service system is expected to cover 100 dealerships at year end.

Safe Harbor Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding existing and new partnerships and customer relationships, projections, estimation, and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, the Company’s ability to scale and grow its business, the Company’s advantages and expected growth, and its ability to source and retain talent, as applicable. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance. These statements involve risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance, or achievements to materially differ from those expressed or implied by these forward-looking statements. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

About Cheche Group Inc.

Established in 2014 and headquartered in Beijing, China, Cheche is a leading auto insurance technology platform with a nationwide network of around 110 branches licensed to distribute insurance policies across 25 provinces, autonomous regions, and municipalities in China. Capitalizing on its leading position in auto insurance transaction services, Cheche has evolved into a comprehensive, data-driven technology platform that offers a full suite of services and products for digital insurance transactions and insurance SaaS solutions in China. Learn more at https://www.chechegroup.com/en.

Cheche Group Inc.:

IR@chechegroup.com

Crocker Coulson

crocker.coulson@aummedia.org

(646) 652-7185